Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

Three Months Ended March 31, 2011

Pre-tax loss from continuing operations	$(16,519)

Loss from equity investees	179
Fixed charges	17,952
Total earnings	$1,612

Interest expense (1)	$2,182
Estimated interest within rent expense (2)	15,770
Total fixed charges	$17,952

Ratio of earnings to fixed charges	—

Deficiency of earnings available to cover fixed charges	$(16,340)

(1)       Includes interest expense and amortization of premiums and discounts related to indebtedness.

(2)       Estimated interest within rent expense includes one third of rental expense, which approximates the interest component of operating leases.